Mail Stop 4561
	September 15, 2005

Mr. John A. Zawadzki
President and Chief Executive Officer
Partners Trust Financial Group, Inc.
233 Genesee Street
Utica, NY 13501

Re:	Partners Trust Financial Group, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File Number: 001-31277

Dear Mr. Zawadzki:

      We have reviewed your filings and have limited our review to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.















Form 10-K, filed on March 11, 2005

Item 1. Business

Asset Quality

1. We note your disclosures regarding the determination of your allowance for loan losses as of December 31, 2004 and that the increase in overall loans as well as delinquent, non-performing, and other substandard loans is attributable to the loans acquired from BSB Bancorp, Inc. Please tell us:

* the amount of the specific allowance attributable to non-
performing
loans, if any;
* how your net charge-offs have affected how you determined the amount of the allowance for loan losses because your provision for loan losses has remained constant over the past several years;
* how you determined that impaired loans do not require a specific allowance for loan loss and how this is in accordance with SFAS 5 and
SFAS 114 because your impaired loans have increased from $1.9 million
to $8.2 million from December 31, 2003 to December 31, 2004;
* how you considered an allowance for your troubled debt restructurings totaling $3.8 million as of December 31, 2004, as disclosed in note 4; and
* how you determined the allowance necessary for your $24.4
million
in loans as of December 31, 2004 that are performing, but
classified
as substandard or worse since they increased substantially from
$4.6
million as of December 31, 2003.

If you account separately for the allowances for previous BSB loans and your own originated loans, please respond to the above questions separately for each.


2. You state that the loan losses historically experienced by BSB Bancorp, Inc. on their loan portfolio were at much higher levels than those experienced in your loan portfolio and that the basis for BSB
Bancorp, Inc.`s estimation of losses on their loans were "demonstrably different" from your estimated recoverable value of these loans. Please tell us:

* whether you have subsequently revised the historical loss rate factors for these loans acquired from BSB Bancorp, Inc. If so, quantify the difference using both historical loss factors and tell us how you were able to conclude that one historical loss rate factor was preferable over another; and
* how your plans for recovery are demonstrably different from BSB`s.




Supplemental Reporting of Non-GAAP Results of Operation

3. Your presentation of "core operating earnings" does not appear to comply with the guidance for use of non-GAAP measures outlined in
Item 10(e) of Regulation S-K because it appears that you are excluding items that are recurring in nature. If you continue to present this non-GAAP measure, please revise your future filings to provide enhanced disclosures as specified in Answer 8 of the Staff`s
Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures.


* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.








      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact John Spitz at (202) 551-3484 or me at (202)
551-3490 if you have questions.


Sincerely,


      Donald Walker
Senior Assistant Chief Accountant


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Mr. John A. Zawadzki
Partners Trust Financial Group, Inc.
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